SUB-ITEM 77-E   LEGAL PROCEEDINGS
Since October 2003, Federated and related entities (collectively, "Federated") and various
Federated-sponsored mutual funds (Funds) ha ve been named as defendants in several class action lawsuits now pending in the United St ates District Court for the District of Maryland. The lawsuits were purportedly filed on behalf of people who purchased, owned and/or redeemed shares of certain Funds during specified peri ods beginning November 1, 1998. The suits are generally similar in alleging that Federated e ngaged in illegal and improper trading practices including market timing and late trading in co ncert with certain institutional traders, which allegedly caused financial injury to the mutual fund shareholders. Federated without admitting the validity of any claim has reached a preliminary settlement with the Plaintiffs in these cases. Any settlement would have to be approved by the Cou rt.
     Federated entities have also been named as defendants in several additional lawsuits that are now pending in the United States District C ourt for the Western District of Pennsylvania.
These lawsuits have been consolidated into a si ngle action alleging excessive advisory fees involving one of the Funds.
     The Board of the Funds retained the law fi rm of Dickstein Shapiro LLP to represent the Funds in each of the lawsuits described in the preceding two paragraphs. Federated and the Funds, and their respective counsel, have been d efending this litigation, and none of the Funds remains a defendant in any of the lawsuits. Addi tional lawsuits based upon similar allegations may be filed in the future. The potential impac t of these lawsuits, all of which seek monetary damages, attorneys' fees and expenses, and futur e potential similar suits is uncertain. Although we do not believe that these lawsuits will have a material adverse effect on the Funds, there can be no assurance that these suits, ongoing advers e publicity and/or other developments resulting from the allegations in these matters will not r esult in increased redemptions, or reduced sales of shares of the Funds or other adverse consequenc es for the Funds.

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